SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of December 2021

Commission File Number: 001-15264
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Aluminum Corporation of China Limited
(Translation of registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

EXHIBITS Exhibit Number
99.1	(1) PROPOSED ADOPTION OF THE RESTRICTED A SHARE INCENTIVE SCHEME; AND (2) CONNECTED TRANSACTION - GRANT OF RESTRICTED A SHARES TO THE CONNECTED PARTICIPANTS UNDER THE INCENTIVE SCHEME

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 21, 2021	By /s/ Liu Jianping Name: Liu Jianping Title: Chairman

Exhibit 99.1

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Wang Jun, Company Secretary

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

(1) PROPOSED ADOPTION OF THE RESTRICTED A SHARE INCENTIVE SCHEME; AND (2) CONNECTED TRANSACTION – GRANT OF RESTRICTED A SHARES TO THE CONNECTED PARTICIPANTS UNDER THE INCENTIVE SCHEME

Proposed Adoption of the Restricted A Share Incentive Scheme

On 21 December 2021, the Board resolved to propose the adoption of the Restricted A Share Incentive Scheme. The Incentive Scheme will be subject to the approval of the competent state-owned assets administration authority and the approvals of the Shareholders at the EGM and the Class Meetings. Before the EGM and the Class Meetings are held for approving the Incentive Scheme, the Company may amend the Incentive Scheme upon the request of the regulatory authorities of the PRC and/or Hong Kong.

Grant of Restricted A Shares to the Connected Participants under the Incentive Scheme

The Company may grant Restricted A Shares to the Connected Participants under the Incentive Scheme.

Implications under the Hong Kong Listing Rules

The Incentive Scheme does not constitute a share option scheme pursuant to Chapter 17 of the Hong Kong Listing Rules.

Pursuant to Rule 19A.38 of the Hong Kong Listing Rules, the proposed adoption of the Restricted A Share Incentive Scheme is subject to the approvals of the Shareholders at the EGM and the Class Meetings.

Certain Participants of the Grant are the Connected Participants, who are the connected persons of the Company. Grant of Restricted A Shares to the Connected Participants under the Incentive Scheme constitutes a connected transaction of the Company and is subject to the reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules.

Mr. Zhu Runzhou, Mr. Ou Xiaowu and Mr. Jiang Tao, the Directors of the Company who are the Connected Participants of the Incentive Scheme, were considered as having material interests of the Incentive Scheme, and accordingly each of them has abstained from voting in the Board meeting in respect of the relevant resolutions to approve the proposed adoption of the Restricted A Share Incentive Scheme. All remaining Directors who were entitled to vote unanimously approved the above resolutions. The method and procedure for passing the resolutions were in compliance with the Company Law and the Articles of Association. Save for the above, no other Directors are interested or deemed to have material interests in the above transaction and thus no other Directors have abstained from voting on the Board's resolutions.

An Independent Board Committee will be established to give recommendations to the Independent Shareholders in respect of the grant of Restricted A Shares to the Connected Participants under the Incentive Scheme. The Company will appoint an independent financial advisor to advise the Independent Board Committee and the Independent Shareholders in this regard.

The EGM and the Class Meetings

An EGM will be convened by the Company and held for the purpose of, inter alia, considering and approving the adoption of the Restricted A Share Incentive Scheme and the related matters. Class Meetings will also be convened by the Company and held for the purpose of, inter alia, considering and approving the adoption of the Restricted A Share Incentive Scheme and the related matters.

Pursuant to Rule 14A.36 of the Hong Kong Listing Rules, any Shareholder who has a material interest in the Restricted A Share Incentive Scheme shall abstain from voting on the resolutions to approve the adoption of the Restricted A Share Incentive Scheme at the EGM and the Class Meetings. Accordingly, the Connected Participants and their associates shall abstain from voting in respect of the resolutions relating to the adoption of the Restricted A Share Incentive Scheme.

Pursuant to Rule 19A.39A of the Hong Kong Listing Rules, a circular containing further details of the proposed adoption of the Restricted A Share Incentive Scheme and the grant of Restricted A Shares to the Connected Participants under the Incentive Scheme will be issued by the Company and dispatched to the Shareholders in due course.

PROPOSED ADOPTION OF THE RESTRICTED A SHARE INCENTIVE SCHEME

I. Purpose of Implementing the Incentive Scheme

In order to further improve the corporate governance structure, establish and improve a sustained and stable incentive and restraint mechanism, bring sustained returns to Shareholders, build a community of shared interests among Shareholders, the Company and employees, fully mobilize the enthusiasm of core employees, support the realization of the Company's strategy and long-term steady development, attract, retain and motivate excellent talents, and advocate the concept of common sustainable development of the Company and employees, the Company has formulated the Incentive Scheme in accordance with the Company Law, Securities Law, Trial Measures, Circular No. 171, Circular No. 178, Administrative Measures and other relevant laws, regulations, regulatory documents, as well as the relevant provisions of the Articles of Association.

II. Form of Equity Incentives and Source of Underlying Shares

The Scheme uses Restricted Shares as incentive tools, and the source of the underlying shares is the ordinary A Shares of the Company to be issued by the Company to the Participants.

III. Number of the Restricted Shares to be Granted

The total number of Restricted Shares proposed to be granted under the Scheme shall not exceed 141,000,000 Shares, accounting for approximately 0.83% of the Company's total share capital of 17,022,672,951 Shares as at the date of the announcement of the Scheme. Specifically, 131,000,000 Shares are proposed to be granted under the First Grant, accounting for 92.91% of the total equity of the Grant, and approximately 0.77% of the total share capital of the Company as at the date of the announcement of the Scheme; 10,000,000 Shares are reserved to be granted, accounting for 7.09% of the total equity of the Grant, and approximately 0.06% of the total share capital of the Company as at the date of the announcement of the Scheme.

The number of Restricted Shares to be granted to any one of the Participants under the Scheme does not exceed 1% of the total share capital of the Company prior to the submission of the Scheme to the Shareholders' General Meetings for consideration. The total number of the underlying shares of the Company involved in the Restricted Shares granted under the Scheme and other effective equity incentive schemes of the Company does not exceed 10% of the total share capital of the Company prior to the submission of the Scheme to the Shareholders' General Meetings for consideration.

During the period from the date of the announcement of the Scheme to the completion of registration of the Restricted Shares of the Participants, in case of any conversion of capital reserve into share capital, bonus issue, share split or share consolidation or rights issue made by the Company, the number of Restricted Shares to be granted shall be adjusted accordingly under the Incentive Scheme.

IV. Determination Basis and Scope of the Participants and Allocation of the Restricted Shares

(I) Basis for determining the Participants

Legal basis: The Participants of the Scheme are determined in accordance with the relevant provisions of the Company Law, Securities Law, Administrative Measures, Trial Measures as well as other relevant laws, regulations, regulatory documents and the Articles of Association, the actual situation of the Company taken into account.

Functional basis: The Participants under the Scheme are the incumbent directors, senior and middle-level management, core technical (business) backbone upon the implementation of the Scheme.

(II) Scope of the Participants

The Participants in the First Grant include directors, senior and middle-level management and other core technical (business) backbone, with a total number of not more than 1,192 persons. All the Participants shall have the labor or employment relationship with the Company or its subsidiaries.

In respect of the abovementioned Participants, any such director and senior management must have been appointed by the Board of the Company.

The Participants under the Scheme do not include the independent non-executive Directors, external Directors, the Supervisors and any Shareholder or actual controller, whether jointly or individually, holding more than 5% of the Shares of the Company, or their respective spouses, parents and children. All Participants of the Scheme cannot participate in the share incentive schemes of other listed companies at the same time and those who have already participated in the share incentive schemes of any other listed companies must not participate in the Scheme.

The Participants for the reserved portion to be granted shall be determined within 12 months from the date on which the Scheme is considered and approved at the Shareholders' General Meetings. Following the proposals from the Board, issue of clear opinions by the independent non-executive Directors and the Supervisory Committee as well as issue of professional opinions and legal opinions by the legal advisers, the Company shall promptly and accurately disclose the relevant information on such Participants on the designated website pursuant to the relevant requirements. The reserved grant shall become invalid where the Participants for the reserved grant are not determined after 12 months from the aforesaid date. The basis for determining the Participants of the reserved grant shall be ascertained with reference to the basis of the First Grant.

(III) Allocation of the Restricted Shares to the Participants

The allocation of the Restricted Shares to be granted under the Incentive Scheme among all the Participants is set out in the table below:

Name	Position(s)	Number of the Restricted Shares to be granted *(0,000 Shares)*	Proportion of the total number of the Restricted Shares to be granted	Proportion of the total share capital of the Company as at the date of the announcement of the Scheme
Zhu Runzhou	Director, President	27	0.19%	0.0016%
Ou Xiaowu	Director	25	0.18%	0.0015%
Wang Jun	Chief Financial Officer, Secretary to the Board	25	0.18%	0.0015%
Wu Maosen	Vice President	26	0.18%	0.0015%
Jiang Tao	Director, Vice President	23	0.16%	0.0014%
Middle-level management, core technical (business) backbone (no more than 1,187 persons)		12,974	92.01%	0.7622%
First Grant in total (no more than 1,192 persons)		13,100	92.91%	0.77%
Reserved portion		1,000	7.09%	0.06%
Total		14,100	100.00%	0.83%

Note: Any discrepancies between totals and sums of figures listed in the above table are due to rounding.

V. Grant Price and Basis of Determining the Grant Price of the Restricted Shares

(I) Price of First Grant

The price of the Restricted Shares under the First Grant shall be RMB3.08 per share. Upon fulfilment of the grant conditions, each Participant is entitled to purchase the Restricted Shares newly issued by the Company to the Participants at the price of RMB3.08 per share.

(II) Basis for determination of the price of the First Grant

The date of determining the price of the Restricted Shares under the First Grant is the date of the publication of the Scheme. The Grant Price must not be lower than the nominal value of the Share, and must not be lower than the higher of:

1. 50% of the average trading price of the A Shares of the Company on the last trading day immediately preceding the date of the publication of the Scheme, which is RMB3.08 per share;

2. 50% of the average trading price of the A Shares of the Company on the last 20 trading days immediately preceding the date of the publication of the Scheme, which is RMB2.98 per share.

(III) Methods of determining the Grant Price of the reserved Restricted Shares

Prior to each grant of reserved Restricted Shares, a Board meeting shall be convened to consider and approve the relevant proposal. Details relating to the grant shall be announced accordingly. The Grant Price of the reserved Restricted Shares shall not be lower than the nominal value of the Shares, and shall not be lower than 50% of the higher of:

1. the average trading price of the Company's A Shares on the trading day preceding the date of announcement of the Board's resolution regarding the grant of the reserved Restricted Shares;

2. any one of the average trading prices of the Company's A Shares in the last 20, 60 or 120 trading days preceding the date of announcement of the Board's resolution regarding the grant of the reserved Restricted Shares.

VI. Timing of the Incentive Scheme

(I) Validity period

The validity period of the Scheme under the First Grant is from the date of registration of the Restricted Shares to the date when all the Restricted Shares which have been granted to the Participants are unlocked or repurchased, and shall not exceed 72 months in any event.

(II) Grant Date

The Grant Date shall be a trading day and shall be determined by the Board upon the consideration and approval of the Scheme at the Shareholders' General Meetings. Within 60 days from the date of approval of the Scheme at the Shareholders' General Meetings and the fulfillment of the conditions of the grant, the Company shall convene a Board meeting to make the grant to the Participants of the Grant in accordance with the relevant regulations and complete the announcement, registration and other relevant procedures. If the Company fails to complete the aforesaid tasks within 60 days, the Incentive Scheme shall be terminated and the ungranted Restricted Shares shall lapse. The reserved portion shall be granted within 12 months after the approval of the Scheme at the Shareholders' General Meetings.

The Company may not grant Restricted Shares to Participants during the following periods:

1. 30 days prior to the publication of periodic reports of the Company. Where there is a delay in publishing such reports due to special circumstances, the period shall be 30 days prior to the original date of publication to the day before the actual date of publication;

2. 10 days prior to the publication of the Company's estimated operating results announcements or preliminary performance results announcements;

3. the period from the date of occurrence of any significant event which may have a material impact on the trading prices of the Company's Shares and their derivatives or the date on which the relevant decision-making procedures begin, to the second trading day after disclosure is made in accordance with laws;

4. other periods as stipulated by the CSRC and SSE.

The abovementioned periods within which the Company is restricted from granting the Restricted Share are excluded from the 60-day limit.

(III) Lock-up Periods

The Lock-up Period shall be 24 months from the completion date of registration of the grant of Restricted Shares to the Participants. During the Lock-up Period, the Restricted Shares granted to the Participants under the Scheme shall be locked and shall not be transferred or assigned or used as guarantee or for repayment of debts. The Shares obtained by the Participants due to the grant of the Restricted Shares not yet unlocked to them arising from capitalization issue, bonus issue, share split, etc. shall be subject to locking in accordance with the Scheme. Upon unlocking, the Company shall proceed with the unlocking for the Participants who satisfy Unlocking Conditions, and the Restricted Shares held by the Participants who do not satisfy the Unlocking Conditions shall be repurchased by the Company.

(IV) Unlocking arrangement

The Unlocking Periods of the Restricted Shares to be granted under the First Grant and the reserved Grant of the Scheme and the arrangement for each Unlocking Period are set out in the table below:

Arrangment of unlocking	Unlocking Period	Percentage of the number of Restricted Shares to be unlocked to the number of the Restricted Shares granted
The First Unlocking Period for the First Grant and the reserved Grant	Commencing from the first trading day after expiry of the 24-month period from the date of completion of registration of the corresponding grant and ending on the last trading day of the 36-month period from the date of completion of registration of such grant	40%
The Second Unlocking Period for the First Grant and the reserved Grant	Commencing from the first trading day after expiry of the 36-month period from the date of completion of registration of the corresponding grant and ending on the last trading day of the 48-month period from the date of completion of registration of such grant	30%

The Third Unlocking Period for the First Grant and the reserved Grant	Commencing from the first trading day after expiry of the 48-month period from the date of completion of registration of the corresponding grant and ending on the last trading day of the 60-month period from the date of completion of registration of such grant	30%

(V) Black-out periods

The provisions for black-out periods under the Scheme shall be implemented in accordance with the provisions of the Company Law, Securities Law and other relevant laws, regulations and regulatory documents and the Articles of Association. Details of which are set out below:

1. If a Participant is a Director or a member of senior management of the Company, the number of Shares that may be transferred each year during the term of office of the Participant shall not exceed 25% of the total number of Shares held by such Participant. No Shares shall be transferred within the six months after the Participant has left his or her office.

2. When unlocking the last batch of the Restricted Shares under the Scheme, 20% of the total number of the Restricted Shares granted to Participants who are senior management members of the Company are subject to lock-up until expiry of their term of office (or employment), and subject to appraisal on their performance as senior management members during their term of office or the audited results of economic responsibility to confirm whether the unlocking can be implemented. If the term of office of the Participant who is a member of the senior management is yet to expire upon the expiry of the validity period of the Scheme, the Unlocking Conditions shall be determined with reference to his/her appraisal results of the year on which the validity period expires, and such Participant shall be unlocked within the validity period.

3. If a Participant is a Director or a member of senior management of the Company and sells any Shares which were purchased within the last six months, or purchases Shares in the six months following a disposal, all gains arising therefrom shall belong to the Company and be recovered by the Board.

4. If, during the validity period of the Scheme, there is any change in the provisions of the Company Law, Securities Law and other relevant laws, regulations and regulatory documents and the Articles of Association regarding transfer of the Shares held by a Director or a member of senior management of the Company, the relevant Participants shall comply with the relevant amended provisions of the Company Law, Securities Law and other relevant laws, regulations and regulatory documents and the Articles of Association prevailing at the time of share transfer.

VII. The Grant and Unlocking Conditions of the Incentive Scheme

(I) Conditions of the grant

The Company shall grant the Restricted Shares to the Participants in accordance with the Scheme upon satisfaction of all of the following conditions:

1. There is no occurrence of any of the following on the part of the Company:

   (1) issuance of an auditors' report with an adverse opinion or a disclaimer of opinion by certified public accountants in respect of the Company's financial accounting report for the most recent accounting year;

   (2) issuance of an auditors' report with an adverse opinion or a disclaimer of opinion by certified public accountants in respect of the Company's internal control over financial reporting for the most recent accounting year;

   (3) failure to carry out profit distribution in accordance with the laws and regulations, the Articles of Association or public undertakings during the last 36 months after listing;

   (4) prohibition from implementation of any equity incentive scheme by applicable laws and regulations;

   (5) any other circumstances as prescribed by the CSRC.

2. A Participant shall not be a person who:

   (1) has been deemed as an inappropriate candidate by the SSE in the last 12 months;

   (2) has been deemed as an inappropriate candidate by the CSRC or any of its dispatch agencies in the last 12 months;

   (3) has been imposed with administrative penalties or a ban from entry into the securities market by the CSRC or any of its dispatch agencies due to material breach of laws and regulations in the last 12 months;

   (4) is prohibited from acting as a director or a member of the senior management of a company under the Company Law;

(5) is not allowed to participate in any equity incentive scheme of a listed company under laws and regulations;

(6) falls under any other circumstances as prescribed by the CSRC.

3. The Company is deemed to have achieved the performance appraisal criteria if all of the following conditions are satisfied:

The EOE of the Company for 2020 shall not be lower than 25% as well as the 50 percentile of the benchmarking enterprises. On the basis of the operating results for 2019, the growth rate of net profit attributable to owners of the parent after deduction of non-recurring profits and losses for 2020 of the Company shall not be lower than 34.50% as well as the 50 percentile of the benchmarking enterprises. The ΔEVA of the Company for 2020 is positive.

If the Company fails to meet the conditions of the grant, no Restricted Share shall be granted according to the Scheme by the Company in the current period; if the Participants fail to meet the conditions of the grant, no Restricted Share shall be granted to Participants according to the Scheme by the Company in the current period.

(II) Unlocking Conditions

Within the Unlocking Periods, the Company shall unlock the Restricted Shares according to the Scheme only when all of the following conditions are satisfied:

1. There is no occurrence of any of the following on the part of the Company:

(1) issuance of an auditors' report with an adverse opinion or a disclaimer of opinion by certified public accountants in respect of the Company's financial accounting report for the most recent accounting year;

(2) issuance of an auditors' report with an adverse opinion or a disclaimer of opinion by certified public accountants in respect of the Company's internal control over financial reporting for the most recent accounting year;

(3) failure to carry out profit distribution in accordance with the laws and regulations, the Articles of Association or public undertakings during the last 36 months after listing;

(4) prohibition from implementation of any equity incentive scheme by applicable laws and regulations;

(5) other circumstances as prescribed by the CSRC.

2. A Participant shall not be a person who:

(1) has been deemed as an inappropriate candidate by the SSE in the last 12 months;

(2) has been deemed as an inappropriate candidate by the CSRC or any of its dispatch agencies in the last 12 months;

(3) has been imposed with administrative penalties or a ban from entry into the securities market by the CSRC or any of its dispatch agencies due to material breach of laws and regulations in the last 12 months;

(4) is prohibited from acting as a director or a member of the senior management of a company under the Company Law;

(5) is not allowed to participate in any equity incentive scheme of a listed company under laws and regulations;

(6) falls under any other circumstances as prescribed by the CSRC.

In case of occurrence of any of the circumstances as stipulated in paragraph 1 above to the Company, all the Restricted Shares that have been granted to the Participants but not yet unlocked under the Scheme shall be repurchased by the Company in accordance with regulations; in case of occurrence of any of the circumstances as stipulated in paragraph 2 to a Participant, the Restricted Shares that have been granted to such Participant but not yet unlocked under the Scheme shall be repurchased by the Company in accordance with regulations.

3. Performance appraisal requirements of the Company

The Restricted Shares granted in the Scheme shall be appraised on performance and unlocked on a yearly basis during the three accounting years of the Unlocking Periods (2022–2024) to achieve the performance appraisal targets of the Company, which shall be regarded as the Unlocking Conditions of the Participants.

(1) The performance appraisal for unlocking the Restricted Shares granted under the First Grant and the reserved Grant under the Scheme is shown in the following table:

Unlocking Period	**Performance appraisal targets**
The First Unlocking Period for the Restricted Shares granted under the First Grant and the reserved Grant	On the basis of the operating results for 2020, the compound growth rate of net profit attributable to owners of the parent after deduction of non-recurring profits and losses for 2022 of the Company shall not be lower than 210% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the EOE of the Company for 2022 shall not be less than 28% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the annual EVA appraisal target set by the Board shall be completed in 2022;
The Second Unlocking Period for the Restricted Shares granted under the First Grant and the reserved Grant	On the basis of the operating results for 2020, the compound growth rate of net profit attributable to owners of the parent after deduction of non-recurring profits and losses for 2023 of the Company shall not be lower than 175% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the EOE of the Company for 2023 shall not be less than 28.5% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the annual EVA appraisal target set by the Board shall be completed in 2023;
The Third Unlocking Period for the Restricted Shares granted under the First Grant and the reserved Grant	On the basis of the operating results for 2020, the compound growth rate of net profit attributable to owners of the parent after deduction of non-recurring profits and losses for 2024 of the Company shall not be lower than 160% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the EOE of the Company for 2024 shall not be less than 29% as well as the 75 percentile of the benchmarking enterprises or the industry average level; the annual EVA appraisal target set by the Board shall be completed in 2024;

Notes:

1. EOE = EBITDA/average net assets, wherein EBITDA stands for net profit before deducting income tax, interest expenses, depreciation and amortization; the average net assets are the arithmetic mean of the sum of opening and closing owners' equity attributable to shareholders of the parent.

2. In calculating the EOE indicator, the impact of changes in the measurement method for fair value of the assets held by the Company on the net assets should be eliminated. During the validity period of the Incentive Scheme, in the case of financing through issuance of shares, the acquisition of assets through issuance of shares, the conversion of convertible bonds and other events, the newly added net assets and the profits generated by these net assets shall not be included in the appraisal calculation scope.

3. In the case that the net profit of benchmarking enterprises of the Company falls more than 30% year-on-year on average each unlocking appraisal year, the net profit growth rate attributable to owners of the parent after deduction of non-recurring profits and losses and net asset cash return of the Company are not less than the 80 percentile of the benchmarking enterprises or 1.5 times the industry average level in the current year, the indicator is deemed to be qualified.

(2) Selection of benchmarking enterprises for granting and unlocking

The Company selected comparable listed companies with high relevance to the existing and future product types and applications of the Company's principal business as benchmarking samples. A total of 15 companies were selected and the benchmarking enterprises are as follows:

Stock code	Stock abbreviation	Stock code	Stock abbreviation
000060.SZ	Zhongjin Lingnan	002460.SZ	Ganfeng Lithium
000630.SZ	Tongling Nonferrous Metals	002532.SZ	Tianshan Aluminum
000807.SZ	Yunnan Aluminum	600111.SH	Northern Rare Earth
000878.SZ	Yunnan Copper	600219.SH	Nanshan Aluminum
000933.SZ	Shenhuo Group	600362.SH	Jiangxi Copper
000960.SZ	Yunnan Tin	601212.SH	Baiyin Nonferrous
002203.SZ	Hailiang Holdings	603799.SH	Huayou Cobalt
01378.HK	China Hongqiao		

If there are significant changes in the principal business of or extreme values with significant deviation in the benchmarking enterprises samples during the annual appraisal, the Board will remove or replace the samples in the year-end appraisal.

4. Appraisal of Participants at individual level

The individual appraisal of the Participants shall be conducted annually in accordance with the Appraisal Management Measures for the Implementation of the 2021 Incentive Scheme for Restricted Shares of Aluminum Corporation of China Limited (《中國鋁業股份有限公司2021年限制性股票激勵計劃實施考核管理辦法》) and the appraisal results (S) are divided into three levels. The percentage of unlocking of the Restricted Shares for the year shall be determined in accordance with individuals' performance evaluation results. The individuals' actual unlocking limit for the current year = standard coefficient × limit planned to be unlocked by individuals in the current year. Special circumstances in the appraisal of the individual shall be decided by the Board. Details are as follows:

Appraisal results (S)	**S≥80**	**80>S≥70**	**S<70**
Standard coefficient	1.0	0.9	0

If the Unlocking Conditions for the current period are not fulfilled due to the failure of the performance appraisal at Company level or at individual level, the corresponding Restricted Shares shall not be unlocked or deferred to the next period and shall be repurchased by the Company at the Grant Price.

5. Scientificity and reasonableness of the appraisal indicators

The appraisal indicators for the Incentive Scheme are divided into two levels, i.e. performance appraisal at company level and performance appraisal at individual level.

The Company has selected compound growth rate of net profit attributable to owners of the parent after deduction of non-recurring profits and losses, EOE and EVA as the performance appraisal indicators at company level. The above indicators are the core financial indicators of the Company, reflecting the growth, profitability and revenue quality of the Company respectively. After a reasonable forecast and taking into account the incentive effect of the Incentive Scheme, the Company has set reasonable performance appraisal targets for the Incentive Scheme. The setting of performance targets for the Incentive Scheme is challenging on the basis of ensuring the feasibility of the Incentive Scheme, and can realize the principle of "incentive and constraint equivalence". In addition to the performance appraisal at company level, the Company has established a strict performance appraisal system for individuals, which comprehensively evaluates the performance of the Participants in an accurate and all-round manner. The Company will determine whether the Participants meet the Unlocking Conditions based on their performance appraisal results.

In conclusion, the appraisal system for the Incentive Scheme is all-round, comprehensive and operable, and the appraisal indicators are scientific and reasonable, which are binding on the Participants and are capable of serving the goal of appraisal of the Incentive Scheme.

VIII. Methods of and Procedures for Adjusting the Incentive Scheme

(I) Methods of adjusting the number of the Restricted Shares

During the period from the date of the announcement of the Scheme to the completion of registration of the Restricted Shares held by the Participants, in case of any conversion of capital reserve into share capital, bonus issue, share split, rights issue, share consolidation, etc. made by the Company, the number of Restricted Shares shall be adjusted accordingly. The adjustment methods are set out below:

1. *Conversion of capital reserve into share capital, bonus issue and share split*

$$Q = Q0 \times (1 + n)$$

Where: Q0 represents the number of the Restricted Shares before the adjustment; n represents the ratio of conversion of capital reserve into share capital, bonus issue or share split (i.e. increase in the number of Shares for each Share held upon conversion of capital reserve into share capital, bonus issue or share split); Q represents the number of the Restricted Shares after the adjustment.

2. *Rights issue*

$$Q = Q0 \times P1 \times (1 + n) \div (P1 + P2 \times n)$$

Where: Q0 represents the number of the Restricted Shares before the adjustment; P1 represents the closing price on the date of share registration; P2 represents the price of the rights issue; n represents the ratio of the rights issue (i.e., the ratio of the number of Shares issued under the rights issue to the Company's total share capital before the rights issue); Q represents the number of the Restricted Shares after the adjustment.

3. *Share consolidation*

$$Q = Q0 \times n$$

Where: Q0 represents the number of the Restricted Shares before the adjustment; n represents the share consolidation ratio (i.e., 1 Share will be consolidated into n Shares); Q represents the number of the Restricted Shares after the adjustment.

4. *Dividend distribution and issuance of new Shares*

In case of dividend distribution or issuance of new Shares, the number of the Restricted Shares shall not be adjusted.

(II) Methods of adjusting the Grant Price

During the period from the date of the announcement of the Scheme to the completion of registration of the Restricted Shares held by the Participants, in case of any conversion of capital reserve into share capital, bonus issue, share split, rights issue, share consolidation, dividend distribution, etc. made by the Company, the Grant Price of the Restricted Shares shall be adjusted accordingly. The adjustment methods are set out below:

1. *Conversion of capital reserve into share capital, bonus issue and share split*

$$P = P0 \div (1 + n)$$

Where: P0 represents the Grant Price before the adjustment; n represents the ratio of conversion of capital reserve into share capital, bonus issue or share split; P represents the Grant Price after the adjustment.

2. *Rights issue*

$$P = P0 \times (P1 + P2 \times n) \div [P1 \times (1 + n)]$$

Where: P0 represents the Grant Price before the adjustment; P1 represents the closing price on the date of share registration; P2 represents the price of the rights issue; n represents the ratio of the rights issue (i.e., the ratio of the number of Shares issued under the rights issue to the Company's total share capital before the rights issue); P represents the Grant Price after the adjustment.

3. *Share consolidation*

$P = P0 \div n$

Where: P0 represents the Grant Price before the adjustment; n represents the share consolidation ratio (i.e., 1 Share will be consolidated into n Shares); P represents the Grant Price after the adjustment.

4. *Dividend distribution*

$P = P0 - V$

Where: P0 represents the Grant Price before the adjustment; V represents the dividend per Share; P represents the Grant Price after the adjustment. P shall remain greater than 1 after the adjustment for dividend distribution.

5. *Issuance of new Shares*

In case of issuance of new Shares, the price of the Restricted Shares shall not be adjusted.

(III) Adjustment procedures for the Incentive Scheme

1. The Company's Shareholders' General Meetings authorize the Board to adjust the number of Restricted Shares and the Grant Price based on the reasons set forth. After the Board adjusts the number of Restricted Shares and the Grant Price in accordance with the above provisions, it shall promptly announce and notify the Participants.

2. If there is a need to adjust the number of Restricted Shares, the Grant Price or other terms for other reasons, such adjustment shall be considered by the Board and then re-reported to the general meeting for consideration and approval.

3. The Company shall engage a legal adviser to provide professional opinion to the Board on whether such adjustments are in compliance with the provisions of the relevant documents of the CSRC or the relevant regulatory authorities, the Articles of Association and the Incentive Scheme.

IX. Procedures for Implementation of the Incentive Scheme

(I) Procedures to take effect

1. The remuneration committee under the Board is responsible for preparing the Restricted Share Incentive Scheme and submitting it to the Board for consideration;

   The Board shall arrive at a resolution on the Incentive Scheme in accordance with the laws. When the Board considers the Incentive Scheme, any Director who is also a Participant or has a related-party relationship with any Participant shall abstain from voting.

2. The independent non-executive Directors and the Supervisory Committee shall issue opinions in respect of whether the Scheme is beneficial to the Company's sustainable development and whether there is any apparent prejudice to the interests of the Company and all Shareholders. A legal opinion on the Incentive Scheme will be issued by the law firm engaged by the Company and announced at the same time as the Incentive Scheme. The Company will engage an independent financial advisor to give a professional opinion on the feasibility of the Scheme, whether it is beneficial to the Company's sustainable development and whether there is any prejudice to the interests of the Company and the impact on the interests of the Shareholders.

3. The Scheme shall be submitted to Shareholders' General Meetings for consideration and implementation upon the consideration and approval of the Board and following the announcement procedures, and with approval of the competent state-owned assets supervision authorities. In the meantime, authorization from Shareholders' General Meetings will be requested to implement the Grant, unlocking and repurchase.

4. Before convening the Shareholders' General Meetings, the Company shall publicise a list of the Participants internally for at least 10 days, either on the Company's website or other channels. The Supervisory Committee shall review the list of the Participants and fully consider the feedback received during the publication process. Details regarding the review of the Supervisory Committee on the list of the Participants and the publication shall be disclosed 5 days before the Scheme is considered at the Shareholders' General Meetings.

5. The Company shall conduct a self-inspection on the trading of the Shares by persons who were privy to insider information during the six months prior to the announcement of the Incentive Scheme to state whether there was any insider trading.

6. At the time of voting on the Scheme at Shareholders' General Meetings, the independent non-executive Directors shall solicit proxy votes from all Shareholders in respect of the Scheme. The contents of the Incentive Scheme, which have been formulated in accordance with Article 9 of the Administrative Measures, shall be voted at the Shareholders' General Meetings, and be approved by more than 2/3 of the voting rights held by the Shareholders attending the meetings. The votes of the Shareholders other than the Directors, the Supervisors and senior management of the Company, as well as the Shareholders individually or collectively holding more than 5% of the Company's Shares shall be counted and disclosed separately.

   The Shareholders who are the Participants or who have a related-party relationship with any Participant shall abstain from voting when the Scheme is being considered at the Shareholders' General Meetings.

7. When the Scheme is considered and approved at the Shareholders' General Meetings and the grant conditions stipulated in the Scheme are fulfilled, the Company will grant the Restricted Shares to the Participants within the prescribed time. Upon authorization by the Shareholders' General Meetings, the Board shall be responsible for the implementation of the grant, unlocking and repurchase of the Restricted Shares.

(II) Procedures for the grant

1. Upon approval of the Scheme at the Shareholders' General Meetings, the Company shall enter into a Restricted Shares Grant Agreement with the Participants in order to determine the respective rights and obligations of each party;

2. The remuneration committee of the Board shall be responsible for preparing the grant program for Restricted Shares;

3. The Board shall consider and approve the grant program for Restricted Shares proposed by the remuneration committee;

4. Before the Company grants any entitlements to the Participants, the Board shall consider whether the Participants have satisfied the conditions of the grant prescribed in the Scheme and make announcement accordingly. The independent non-executive Directors and the Supervisory Committee shall issue explicit opinions at the same time. The law firm engaged by the Company shall issue legal opinion as to whether the Participants have satisfied the conditions of the grant; the independent financial advisor shall also provide a clear opinion;

5. The Supervisory Committee shall verify whether the list of Participants for the grant of Restricted Shares corresponds to the Participants specified in the Incentive Scheme approved by the Shareholders' General Meetings;

6. Upon consideration and approval of the Scheme at the Shareholders' General Meetings, the Company shall grant the Restricted Shares to the Participants and complete the announcement and registration procedures within 60 days from the date on which the Scheme is considered and approved at the Shareholders' General Meetings. The Board shall make announcement upon the completion of registration of the Restricted Shares regarding details of the implementation in a timely manner. If the Company fails to complete the abovementioned work within 60 days, the Scheme shall be terminated, in such case the Board shall disclose the reasons of non-completion in a timely manner, and shall not consider an equity incentive scheme within 3 months (according to the provisions of the Administrative Measures, the 60-day period excludes the period in which a listed company is prohibited from granting Restricted Shares);

7. If the senior management of the Company, as the Participants, has reduced its shareholding in the Company within 6 months prior to the grant of Restricted Shares and there is no trading with insider information after verification, the Company may defer the grant of Restricted Shares to 6 months after the date of the last reduction transaction with reference to the provisions on short term trading under the Securities Law;

8. The Company shall apply to the SSE prior to the grant of the Restricted Shares. The Depository and Clearing Company shall handle the registration and settlement matters upon the confirmation of the SSE;

9. After the completion of the registration of the grant of Restricted Shares, the Company shall register the change of registered capital with the registration department for industry and commerce.

(III) Procedures for unlocking

1. Before the unlocking dates, the Company shall confirm whether the Participants have satisfied the Unlocking Conditions. The Board shall consider whether the Unlocking Conditions under the Scheme have been satisfied, and the independent non-executive Directors and the Supervisory Committee shall issue explicit opinions at the same time. The Company's legal adviser shall issue legal opinion as to whether the Unlocking Conditions of the Participants have been satisfied. As to the Participants who have satisfied the Unlocking Conditions, the Company shall handle the unlocking of the Restricted Shares on a uniform basis. For the Participants who have not satisfied the Unlocking Conditions, the corresponding Restricted Shares for the unlocking held by such persons shall be repurchased by the Company. The Company shall announce the details regarding the implementation in a timely manner.

2. Participants may transfer their unlocked Restricted Shares, whereas the transfer of the Restricted Shares held by the Directors and members of senior management of the Company shall comply with the requirements of the relevant laws, regulations and regulatory documents.

3. The Company shall apply to the SSE before unlocking the Restricted Shares held by the Participants. The Depository and Clearing Company shall handle the registration and settlement matters upon the confirmation of the SSE.

(IV) Procedures for amending

1. Any proposed amendment to the Scheme by the Company prior to consideration of the Scheme at the Shareholders' General Meetings shall be subject to consideration and approval of the Board.

2. Any proposed amendment to the Scheme by the Company after consideration and approval of the Scheme at the Shareholders' General Meetings shall be subject to consideration and approval at the general meeting of the Company (except for matters authorized by the Shareholders' General Meetings to the Board), provided that such amendment shall not:

   (1) result in premature unlocking of restriction;

   (2) reduce the Grant Price.

3. The independent non-executive Directors and the Supervisory Committee shall issue opinions in respect of whether the amended scheme is beneficial to the Company's sustainable development and whether there is any apparent prejudice to the interests of the Company and all Shareholders.

4. The law firm engaged by the Company shall issue professional opinion as to whether the amended Scheme is in compliance with the provisions of the Administrative Measures, the relevant laws and regulations, and whether there is any apparent prejudice to the interests of the Company and all Shareholders.

(V) Procedures for terminating

1. Any proposed termination of the Scheme by the Company prior to consideration of the Scheme at the Shareholders' General Meetings shall be subject to consideration and approval of the Board.

2. Any proposed termination of the Scheme by the Company after consideration and approval of the Scheme at the Shareholders' General Meetings shall be subject to consideration and approval at the general meeting of the Company.

3. The law firm engaged by the Company shall issue professional opinion as to whether the termination of the Scheme is in compliance with the provisions of the Administrative Measures, the relevant laws and regulations, and whether there is any apparent prejudice to the interests of the Company and all Shareholders.

4. In case of termination of the Scheme, the Company shall repurchase all the Restricted Shares that are not unlocked and deal with the relevant matters in accordance with the Company Law.

5. The Company shall apply to the SSE before repurchasing the Restricted Shares. The Depository and Clearing Company shall handle the registration and settlement matters upon the confirmation of the SSE.

6. The Company shall terminate the implementation of the Scheme and shall not review and disclose the Scheme within 3 months from the date of announcement of the resolution.

X. Respective Rights and Obligations of the Company and the Participants

(I) Rights and obligations of the Company

1. The Company shall have the right to construe and execute the Scheme and shall appraise the performance of the Participants based on the provisions of the Scheme. If a Participant fails to satisfy the Unlocking Conditions required under the Scheme, the Company shall repurchase the Restricted Shares which have not yet been unlocked of such Participant, in accordance with the principles as prescribed under the Scheme.

2. If a Participant breaches his/her obligations of loyalty under the Company Law, the Articles of Association and others, or impairs the interests and reputation of the Company due to breach of laws, violation of professional ethics, leak of confidential information of the Company, breach of duty or malfeasance, the Company shall repurchase the Restricted Shares that have not been unlocked; if the breach is serious, the Board shall have the right to recover all or part of gains derived from the unlocked Restricted Shares.

3. The Company shall not provide loans or financial assistance in any other forms, including guarantee for loans, to the Participants to obtain the relevant Restricted Shares or unlock under the Scheme.

4. The Company shall perform its reporting, information disclosure and other obligations under the Scheme in a timely manner in accordance with the relevant requirements.

5. The Company shall actively assist the Participants who have satisfied the Unlocking Conditions to unlock the selling restrictions in accordance with the relevant requirements of the Scheme, the CSRC, the SSE and the Depository and Clearing Company. However, the Company shall not be responsible for any losses incurred by a Participant in the case that the Restricted Shares are not unlocked as the Participant so wishes by reasons relating to the CSRC, the SSE and the Depository and Clearing Company.

6. The Company shall withhold and pay the personal income tax and other taxes and fees payable by the Participants according to the relevant provisions of the national tax laws and regulations.

7. The Company's determination of the Participants of the Scheme does not mean that they have the right to continue to serve the Company, nor does it constitute a commitment by the Company on staff employment duration. The employment relationship between the Company and the employees will remain in compliance with the labor contracts signed with the Participants.

8. Other relevant rights and obligations as stipulated by laws and regulations.

(II) Rights and obligations of the Participants

1. The Participants shall fulfill the requirements of their positions as expected by the Company, and shall work with diligence and responsibility, strictly observe professional conduct, and make contributions to the development of the Company.

2. The Participants shall comply with the selling restrictions under the Scheme in respect of the Restricted Shares being granted. Before selling restrictions are unlocked, the Restricted Shares granted to the Participants shall not be transferred, pledged or used for repayment of debt or be entitled to other rights of disposal.

3. The source of funds for the Participants is their own financing.

4. Upon completion of registration of transfer by the Depository and Clearing Company, the Restricted Shares granted to the Participants shall enjoy the rights as those conferred on the Shares, including but not limited to the right to dividends and allotment options on such shares. However, if, within the Lock-up Period, the Participants are entitled to Shares arising from bonus issue, conversion of capital reserve into share capital, rights issue to original Shareholders upon issuance of new Shares in connection with the Restricted Shares which have been granted to the Participants, such Shares shall not be disposed of in the secondary market or otherwise transferred and shall be subject to the same expiry date of the Lock-up Periods as that of the Restricted Shares.

5. Any gains obtained by the Participants under the Scheme are subject to individual income tax and other taxes according to PRC tax laws. The Participants agree that the Company shall withhold and pay the aforesaid individual income tax.

6. The Participants undertake that, where there are false representations or misleading statements contained in, or material omissions from the disclosure documents of the Company and as a result of which the conditions of grant or arrangements for exercise of rights are not satisfied, the Participants concerned shall return to the Company all interests obtained from the Scheme when it is found that the relevant disclosure documents of the Company contain false representations, misleading statements or material omissions.

7. Upon consideration and approval of the Scheme at the Shareholders' General Meetings, the Company shall enter into the Agreement on Grant of Restricted Shares with each Participant in which the respective rights and obligations of each party as well as other relevant matters shall be stipulated.

8. Other relevant rights and obligations as stipulated by laws and regulations.

XI. Methods of Handling Unusual Changes to the Company and the Participants

(I) Methods of handling unusual changes to the Company

1. The Scheme shall be terminated immediately in case any of the following events occurs to the Company:

   (1) issuance of an auditors' report with an adverse opinion or a disclaimer of opinion by certified public accountants in respect to the Company's financial accounting report for the most recent accounting year;

   (2) issuance of an auditors' report with adverse opinion or a disclaimer of opinion by certified public accountants in respect of the Company's internal control over financial reporting for the most recent accounting year;

   (3) failure to carry out profit distribution in accordance with the laws and regulations, the Articles of Association or public undertakings during the last 36 months after listing;

   (4) prohibition from implementation of any equity incentive scheme by applicable laws and regulations;

   (5) any other circumstances under which the Incentive Scheme shall be terminated as prescribed by the CSRC.

When the Company terminates the Scheme in the above circumstances, any Restricted Shares which have been granted to the Participants and not unlocked shall be repurchased by the Company at the Grant Price in accordance with the relevant provisions of the Scheme.

2. The Scheme shall not be changed and shall be implemented as usual in case any of the following events occur to the Company:

   (1) change of control of the Company;

   (2) merger or spin-off of the Company.

3. Where there are false representations or misleading statements contained in, or material omissions from the disclosure documents of the Company and as a result of which the conditions of grant or arrangements for unlocking the restrictions are not satisfied, the Restricted Shares not unlocked shall be repurchased by the Company on a uniform basis. In respect of the Restricted Shares granted to the Participants which have been unlocked, the Participants concerned shall return to the Company all entitlements granted. Where a Participant not being responsible for any of the aforesaid matters returns the entitlements granted and thereby suffers losses, such Participant may claim against the Company or any other responsible persons in accordance with the relevant arrangements under the Scheme.

   The Board shall recover all the income obtained by the Participants in accordance with the aforesaid provisions and the relevant arrangements under the Scheme.

(II) Changes to the individual circumstances of the Participants during the validity period

1. Where a Participant has a normal job adjustment, and works in the Company and its subsidiaries or is dispatched by the Company, and belongs to the scope of equity incentive personnel, the Restricted Shares granted to them shall be fully implemented in accordance with the provisions of the Incentive Scheme before the job adjustment; without in the scope of equity incentive personnel, the Restricted Shares which have been granted and not unlocked shall be repurchased by the Company at the Grant Price plus interest on bank demand deposits in the same period. Where a Participant becomes an independent non-executive Director or a Supervisor who cannot hold the Restricted Shares of the Company, the Restricted Shares which have been granted but not unlocked under the Scheme shall be repurchased by the Company at the Grant Price plus interest on fixed bank deposits in the same period.

2. Where a Participant retires and does not continue to work in the Company or its subsidiaries, or terminates the labor relationship with the Company due to objective reasons such as job adjustment not under the control of the individual, the Participant unlocks the restrictions according to the agreed conditions based on the performance appraisal period and the specific time limit. The remaining Restricted Shares which have been granted and not unlocked shall not be unlocked, and the Company shall repurchase them at the Grant Price plus interest on fixed bank deposits in the same period.

3. Where a Participant terminates the labor contract due to the expiration of the labor contract, or terminates the labor contract on his/her own initiative without causing any negative impact, the Restricted Shares which have been granted and not unlocked of such Participant shall be repurchased by the Company at the Grant Price.

4. In the following circumstances, the Participant shall return the income derived from the equity incentive, and the Restricted Shares which have been granted and not unlocked shall be repurchased by the Company. The repurchase price is the lower of the Grant Price or the stock market price of the Company at the time of the repurchase.

   (1) where the Participant has breached national laws or regulations, violated professional ethics, dereliction of duty or misconduct, which severely impaired the interest or reputation of the Company, or caused economic losses to the Company, whether direct or indirect;

   (2) where a Participant is dismissed due to violation of the Company's rules and regulations to a severe extent according to relevant provisions of the Company's reward and punishment;

   (3) where the Company has sufficient proof that the Participant, during his or her term of office, has caused direct or indirect losses to the Company due to his or her violation of laws or disciplines such as bribery, solicitation of bribes, corruption, theft and divulgence of confidential operational and technological information of the Company;

   (4) where the Participant is held criminally liable for act of crime;

   (5) where the Participant causes improper losses to the Company as a result of violating relevant laws and regulations or the Articles of Association;

(6) where the Restricted Shares are not permitted to be granted to the Participants pursuant to article 8 of the Administrative Measures.

5. Where the Participant terminates the labor relationship due to death, the Restricted Shares which have been granted to the Participant but not yet unlocked shall not be unlocked and shall be repurchased by the Company, and the repurchase price shall be the sum of the Grant Price plus interest on fixed bank deposits in the same period.

6. Other circumstances not stated above and the handling method thereof shall be determined by the Board.

(III) Resolution of disputes between the Company and the Participants

Any dispute arising between the Company and the Participants shall be resolved in accordance with provisions of the Incentive Scheme and the equity incentive agreement. Disputes not explicitly covered by the provisions shall be resolved by negotiation in accordance with the national laws on fair and reasonable principles. Where negotiation is unsuccessful, litigation may be instigated at a competent People's Court in the Company's place of domicile.

XII. Accounting Treatment and Estimated Impact on Operating Results of the Restricted Shares

(I) Accounting treatment of the Restricted Shares

In accordance with the provisions of the Accounting Standard for Business Enterprises No. 11 – Share-based Payments, on each date of statement of financial position within the Lock-up Periods, the Company shall revise the number of the Restricted Shares which are expected to be unlocked based on the latest number of persons whose Restricted Shares are eligible to be unlocked, completion of performance targets and other subsequent information which are available to the Company, and recognise the services received in the relevant period in the corresponding costs or expenses and capital reserve at the fair value of the Restricted Shares on the Grant Date.

1. Accounting treatment on the Grant Date: the share capital and capital reserve shall be determined according to the issuance of the Restricted Shares to the Participants by the Company.

2. Accounting treatment within the Lock-up Periods: in accordance with the provisions of the accounting standards, on each date of statement of financial position within the Lock-up Periods, the services received from the employees shall be recognised in costs or expenses, and owner's equity or liability shall be recognised simultaneously.

3. Accounting treatment on the unlocking date: the Restricted Shares can be unlocked if all of the Unlocking Conditions are satisfied; if the Restricted Shares, either in part or in whole, are not unlocked and thus lapse or become void, they shall be dealt with in accordance with accounting standards and relevant provisions.

(II) Determination of fair value of the Restricted Shares

The fair value of the Restricted Shares will be determined by the market price on the Grant Date or the subscription price will be paid by the Participants.

(III) Impact of share-based payment expenses on operating results of the Company in each period

The Company shall grant 131,000,000 Restricted Shares to Participants under the First Grant. Assuming the grant is carried out in early March 2022 and the stock price of the A Shares of the Company on the Grant Date is RMB6.23 per share (estimated at the closing price of the A Shares of the Company of RMB6.23 per share on 21 December 2021), the total estimated amortisation expense of the Restricted Shares will be RMB412.65 million (which will be duly forecasted when granted). Such expenses shall be recognised in phases based on the unlocking proportions during the implementation of the Incentive Scheme and the capital reserve will be increased at the same time. See the table below for details:

2022 *(RMB0,000)*	**2023** *(RMB0,000)*	**2024** *(RMB0,000)*	**2025** *(RMB0,000)*	**2026** *(RMB0,000)*
12,895.31	15,474.38	8,596.88	3,782.63	515.81

Note: The above are preliminary estimates made by the Company on the assumptions of the currently available data. Actual amounts shall be ascertained using fair values of the Restricted Shares that are measured on the actual Grant Date, which are subject to the amounts audited by the accounting firm. The accounting treatment of reserved Restricted Shares is identical to that of the Restricted Shares under the First Grant in the Scheme.

The total expenses incurred by the share incentive will be recorded as expenses in the recurring profit and loss. According to the evaluation of the Company based on the information available, without taking into account the stimulus effects of the Incentive Scheme on the results of the Company, the amortization of the expenses of the Scheme shall affect the net profit of each year during the validity period, although the extent of which would not be substantial. The positive impact of the Incentive Scheme on the development of the Company taken into account, such as motivating the management team and increasing the operational efficiency, the benefits generated from the improvement in the Company's results due to the Incentive Scheme shall far exceed the increase in costs.

XIII. Principles of Repurchasing Restricted Shares

(I) Method for adjusting repurchase volume

After completion of the registration of the Restricted Shares which have been granted to the Participants, if there is any conversion of capital reserve into share capital, bonus issue, share split, rights issue, share consolidation, etc. made by the Company, the Company shall make adjustments to the repurchase volume of the Restricted Shares yet to be unlocked accordingly. The adjustment methods are set out below:

1. *Conversion of capital reserve into share capital, bonus issue and share split*

   $Q = Q0 \times (1 + n)$, where: Q0 represents the number of the Restricted Shares before the adjustment; n represents the ratio of conversion of capital reserve into share capital, bonus issue or share split (i.e. increase in the number of Shares for each Share held upon conversion of capital reserve into share capital, bonus issue or share split); Q represents the number of the Restricted Shares after the adjustment.

2. *Rights issue*

   $Q = Q0 \times P1 \times (1 + n) \div (P1 + P2 \times n)$, where: Q0 represents the number of the Restricted Shares before the adjustment; P1 represents the closing price on the date of share registration; P2 represents the price of the rights issue; n represents the ratio of the rights issue (i.e., the ratio of the number of Shares issued under the rights issue to the Company's total share capital before the rights issue); Q represents the number of the Restricted Shares after the adjustment.

3. *Share consolidation*

$Q = Q0 \times n$, where: Q0 represents the number of the Restricted Shares before the adjustment; n represents the share consolidation ratio (i.e., 1 Share will be consolidated into n Shares); Q represents the number of the Restricted Shares after the adjustment.

4. *Dividend distribution and additional issue of new Shares*

Under the circumstance of dividend distribution and additional issue of new Shares, no adjustment will be made to the number of Restricted Shares.

(II) Method for adjusting repurchase price

In the event that the Company repurchases the Restricted Shares according to the Incentive Scheme, unless otherwise specified in the Incentive Scheme, the repurchase price shall be the Grant Price except for those whose repurchase price needs to be adjusted in accordance with the Scheme.

After completion of the registration of the Restricted Shares which have been granted to the Participants, if there is any conversion of capital reserve into share capital, bonus issue, share split, rights issue, share consolidation, dividend distribution or any other event that affects the Company's total share capital or share price, the Company shall make corresponding adjustments to the repurchase price of the Restricted Shares which are not yet unlocked. The adjustment methods are set out below:

1. *Conversion of capital reserve into share capital, bonus issue and share split*

$P = P0 \div (1 + n)$, where: P represents the repurchase price of each Restricted Share after the adjustment; P0 represents the Grant Price of each Restricted Share; n represents the ratio of conversion of capital reserve into share capital, bonus issue or share split (i.e., increase in the number of Shares for each Share held upon conversion of capital reserve into share capital, bonus issue or share split).

2. *Rights issue*

$P = P0 \times (P1 + P2 \times n) \div [P1 \times (1 + n)]$, where: P1 represents the closing price on the date of share registration; P2 represents the price of the rights issue; n represents the ratio of the rights issue (i.e., the ratio of the number of Shares issued under the rights issue to the Company's total share capital before the rights issue).

3. *Share consolidation*

P = P0 ÷ n, where: P represents the repurchase price of each Restricted Share after the adjustment; P0 represents the Grant Price of each Restricted Share; n represents the share consolidation ratio (i.e., 1 Share will be consolidated into n Shares).

4. *Dividend distribution*

P = P0-V, where: P0 represents the repurchase price of each Restricted Shares before the adjustment; V represents the dividend per Share; P represents the repurchase price of each Restricted Shares after the adjustment. P shall remain greater than 1 after the adjustment for dividend distribution.

5. *Issuance of Shares*

In case of issuance of new Shares, the repurchase price of the Restricted Shares shall not be adjusted.

(III) Procedures for adjustment of repurchase price and volume

1. The Board shall be authorized at Shareholders' General Meetings to adjust the repurchase price and volume of Restricted Shares based on the reasons listed above. After the adjustment according to the above provisions, an announcement shall be made in a timely manner.

2. The adjustment to the repurchase price and volume of Restricted Shares for other reasons shall be subject to resolution of the Board and consideration and approval at the general meeting.

(IV) Procedures of repurchase

1. The Company shall promptly convene a Board meeting to consider the repurchase plan, if necessary, submit the repurchase plan to the general meeting for approval, and announce in a timely manner.

2. The repurchase by the Company under the Incentive Scheme shall be implemented in accordance with the requirements under Company Law.

3. The Company shall apply to the SSE for completing the formalities of the Restricted Shares when implementing the repurchase under the Incentive Scheme, upon the confirmation by SSE, the Company shall complete the formalities at the Depository and Clearing Company in a timely manner, and make announcement(s).

GRANT OF RESTRICTED A SHARES TO THE CONNECTED PARTICIPANTS UNDER THE INCENTIVE SCHEME

The Company may grant Restricted A Shares to the Connected Participants under the Incentive Scheme. The following Participants are connected persons of the Company under the Grant. Details of the Restricted Shares which may be granted to such Connected Participants are set out below:

Name	Reason for being a connected person	Number of the Restricted Shares to be granted *(0,000 Shares)*	Proportion of the total number of the Restricted Shares to be granted	Proportion of the total share capital of the Company as at the date of the announcement of the Scheme
Zhu Runzhou	Director and President of the Company	27.00	0.19%	0.0016%
Ou Xiaowu	Director of the Company	25.00	0.18%	0.0015%
Jiang Tao	Director and Vice President of the Company	23.00	0.16%	0.0014%
Pu Ming	Director of the Subsidiary of the Company	21.00	0.15%	0.0012%
Han Xiaoyi	General Manager of the Subsidiary of the Company	21.00	0.15%	0.0012%
Chai Yongcheng	Director of the Subsidiary of the Company	21.00	0.15%	0.0012%
Mao Zhiqiang	General Manager of the Subsidiary of the Company	21.00	0.15%	0.0012%
Ding Jilin	Director of the Subsidiary of the Company	21.00	0.15%	0.0012%
Li Guoqian	General Manager of the Subsidiary of the Company	21.00	0.15%	0.0012%
Zhu Shouhe	Director of the Subsidiary of the Company	21.00	0.15%	0.0012%
Zhang Zhanming	General Manager of the Subsidiary of the Company	21.00	0.15%	0.0012%
Zhao Jinhua	Director of the Subsidiary of the Company	21.00	0.15%	0.0012%
Guo Weili	Director of the Subsidiary of the Company	21.00	0.15%	0.0012%
Wang Xincheng	General Manager of the Subsidiary of the Company	21.00	0.15%	0.0012%
Zhang Jianye	Director of the Subsidiary of the Company	21.00	0.15%	0.0012%
Guo Qingshan	General Manager of the Subsidiary of the Company	21.00	0.15%	0.0012%
Zhang Jiqiang	Director of the Subsidiary of the Company	21.00	0.15%	0.0012%
Tian Mingsheng	Director of the Subsidiary of the Company	19.95	0.14%	0.0012%
Ji Shujun	Director of the Subsidiary of the Company	19.95	0.14%	0.0012%
Dong Xiaohui	General Manager of the Subsidiary of the Company	19.95	0.14%	0.0012%

Name	Reason for being a connected person	Number of the Restricted Shares to be granted *(0,000 Shares)*	Proportion of the total number of the Restricted Shares to be granted	Proportion of the total share capital of the Company as at the date of the announcement of the Scheme
Yang Jiaxing	Director of the Subsidiary of the Company	19.95	0.14%	0.0012%
Xie Qingsong	Director of the Subsidiary of the Company	19.95	0.14%	0.0012%
Fan Dalin	Director of the Subsidiary of the Company	19.95	0.14%	0.0012%
Chen Kaibin	General Manager of the Subsidiary of the Company	19.95	0.14%	0.0012%
Du Xiaoming	Director of the Subsidiary of the Company	19.95	0.14%	0.0012%
Chen Xuanzhu	General Manager of the Subsidiary of the Company	19.95	0.14%	0.0012%
Gao Lidong	Director and Supervisor of the Subsidiary of the Company	17.02	0.12%	0.0010%
Shi Zhirong	Director of the Subsidiary of the Company	17.02	0.12%	0.0010%
Huang Li	Director of the Subsidiary of the Company	17.02	0.12%	0.0010%
Chen Xuesen	Director of the Subsidiary of the Company	17.02	0.12%	0.0010%
Liang Minghong	Director and Supervisor of the Subsidiary of the Company	17.02	0.12%	0.0010%
Yang Wei	Director and Supervisor of the Subsidiary of the Company	17.02	0.12%	0.0010%
Total		**650.67**	**4.61%**	**0.0382%**

Save as disclosed in this announcement, to the best knowledge and belief of the Directors and having made all reasonable enquiry, other Participants are third parties independent of the Company and its connected persons.

ANCILLARY MATTERS RELATING TO THE PROPOSED ADOPTION OF THE INCENTIVE SCHEME

Reasons for and benefits of implementation of the Incentive Scheme

Please refer to the section headed "Purpose of Implementing the Incentive Scheme" of this announcement.

The Directors (excluding independent non-executive Directors who will express their opinions after considering the advice of independent financial advisor) are of the view that the adoption of the Incentive Scheme can fulfill the purposes above, and the terms and conditions of the Incentive Scheme are on normal commercial terms, fair and reasonable and in the interest of the Company and Shareholders as a whole.

Information of the Company

The Company is a joint stock limited company incorporated in the PRC, the H Shares, A Shares and ADS(s) of which are listed on the Hong Kong Stock Exchange, the SSE and the New York Stock Exchange, respectively. The Group principally engages in the mining of bauxite and coal and other resources; production, sales and technology research and development of alumina, primary aluminium and aluminium alloy products; international trade; logistics business; thermal and new energy power generation, etc.

Information of the Connected Participants

The Connected Participants are the Participants who are the connected persons of the Company.

Authorisation to be granted to the Board

Subject to approvals of the Shareholders at the EGM and the Class Meetings, the Board shall be authorised to make such decisions, enter into such documents, amend the Articles of Association, carry out such procedures and take such any other actions as are in its discretion necessary to effect and complete the adoption of the Restricted A Share Incentive Scheme.

The implementation of the Incentive Scheme will not lead to changes in the right of control of the Company

As of the date of this announcement, Chinalco, the controlling Shareholder of the Company, directly and indirectly holds 5,474,485,019 Shares of the Company, representing approximately 32.16% of the total share capital of the Company. Assuming that the Company issues 141 million Restricted A Shares, Chinalco is still the controlling Shareholder of the Company.

Thus, the adoption of the Restricted A Share Incentive Scheme and the grant of Restricted A Shares to the Connected Participants under the Incentive Scheme will not lead to changes in the right of control of the Company or the distribution of shareholding of the Company not subject to the requirements of listing.

Implications under the Hong Kong Listing Rules

The Incentive Scheme does not constitute a share option scheme pursuant to Chapter 17 of the Hong Kong Listing Rules.

Pursuant to Rule 19A.38 of the Hong Kong Listing Rules, the proposed adoption of the Restricted A Share Incentive Scheme is subject to the approvals of the Shareholders at the EGM and the Class Meetings.

Certain Participants of the Grant are the Connected Participants, who are the connected persons of the Company. Grant of Restricted A Shares to the Connected Participants under the Incentive Scheme constitutes a connected transaction of the Company and is subject to the reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules.

Mr. Zhu Runzhou, Mr. Ou Xiaowu and Mr. Jiang Tao, the Directors of the Company who are the Connected Participants of the Incentive Scheme, were considered as having material interests of the Incentive Scheme, and accordingly each of them has abstained from voting in the Board meeting in respect of the relevant resolutions to approve the proposed adoption of the Restricted A Share Incentive Scheme. All remaining Directors who were entitled to vote unanimously approved the above resolutions. The method and procedure for passing the resolutions were in compliance with the Company Law and the Articles of Association. Save for the above, no other Directors are interested or deemed to have material interests in the above transaction and thus no other Directors have abstained from voting on the Board's resolutions.

An Independent Board Committee will be established to give recommendations to the Independent Shareholders in respect of the grant of Restricted A Shares to the Connected Participants under the Incentive Scheme. The Company will appoint an independent financial advisor to advise the Independent Board Committee and the Independent Shareholders in this regard.

THE EGM AND THE CLASS MEETINGS

An EGM will be convened by the Company and held for the purpose of, inter alia, considering and approving the adoption of the Restricted A Share Incentive Scheme and the related matters. Class Meetings will also be convened by the Company and held for the purpose of, inter alia, considering and approving the adoption of the Restricted A Share Incentive Scheme and the related matters.

Pursuant to Rule 14A.36 of the Hong Kong Listing Rules, any Shareholder who has a material interest in the Restricted A Share Incentive Scheme shall abstain from voting on the resolutions to approve the adoption of the Restricted A Share Incentive Scheme at the EGM and the Class Meetings. Accordingly, the Connected Participants and their associates shall abstain from voting in respect of the resolutions relating to the adoption of the Restricted A Share Incentive Scheme.

Pursuant to Rule 19A.39A of the Hong Kong Listing Rules, a circular containing further details of the proposed adoption of the Restricted A Share Incentive Scheme and the grant of Restricted A Shares to the Connected Participants under the Incentive Scheme will be issued by the Company and dispatched to the Shareholders in due course.

This announcement is written in both Chinese and English. In the case of any discrepancies, the Chinese version shall prevail over its English version.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"A Share(s)"	the ordinary shares denominated in RMB issued by the Company which are subscribed for in RMB and listed on the SSE
"A Shareholder(s)"	holder(s) of A Shares
"A Shareholders Class Meeting"	the class meeting of the A Shareholders proposed to be convened by the Company to consider and, if thought fit, approve, among other things, adoption of the Restricted A Share Incentive Scheme and the related matters
"Administrative Measures"	the Measures for the Administration of Equity Incentives of Listed Companies* (《上市公司股權激勵管理辦法》)
"ADS(s)"	the American Depository Share(s) issued by the Bank of New York Mellon as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares
"Articles of Association"	the articles of association of the Aluminum Corporation of China Limited* (《中國鋁業股份有限公司章程》)
"associate(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules
"Board"	the board of Directors of the Company
"Chinalco"	Aluminum Corporation of China* (中國鋁業集團有限公司), a wholly state-owned enterprise established in the PRC and the controlling Shareholder of the Company holding directly and indirectly approximately 32.16% of the total issued share capital of the Company as at the date of this announcement

"Circular No. 171"	the Notice on Issues concerning Regulating the Implementation of Equity Incentive System by the State-owned Listed Companies* (《關於規範國有控股上市公司實施股權激勵制度有關問題的通知》)
"Circular No. 178"	the Notice on the Issuance of the Guidelines on the Implementation of Equity Incentives for Listed Companies Controlled by Central Enterprises* (《關於印發<中央企業控股上市公司實施股權激勵工作指引>的通知》)
"Class Meetings"	the A Shareholders Class Meeting and the H Shareholders Class Meeting
"Company"	Aluminum Corporation of China Limited* (中國鋁業股份有限公司), a joint stock limited company incorporated in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the SSE, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively
"Company Law"	the Company Law of the People's Republic of China
"Connected Participant(s)"	the Participant(s) who is/are connected person(s) of the Company
"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules
"CSRC"	China Securities Regulatory Commission
"Depository and Clearing Company"	Shanghai Branch of China Securities Depository and Clearing Corporation Limited
"Director(s)"	the director(s) of the Company
"EGM"	the extraordinary general meeting proposed to be convened by the Company to consider and, if thought fit, approve, among other things, adoption of the Restricted A Share Incentive Scheme and the related matters

"First Grant"	the proposed grant of 131 million Restricted A Shares to the Participants under the Incentive Scheme
"Grant"	the proposed grant of not more than 141 million Restricted A Shares to the Participants under the Incentive Scheme
"Grant Date"	the date on which the Company grants the Restricted A Shares to the Participants, which shall be a trading day
"Grant Price"	the price of each Restricted A Share to be granted to the Participants by the Company
"Group"	the Company and its subsidiaries
"H Share(s)"	the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars
"H Shareholder(s)"	holder(s) of H Shares
"H Shareholders Class Meeting"	the class meeting of the H Shareholders proposed to be convened by the Company to consider and, if thought fit, approve, among other things, adoption of the Restricted A Share Incentive Scheme and the related matters
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Independent Board Committee"	the independent board committee comprising all independent non-executive Directors to be formed for the purpose of advising the Independent Shareholders in relation to the grant of Restricted A Shares to the Connected Participants under the Incentive Scheme

"Independent Shareholder(s)"	Shareholders that is not required to abstain from voting at the EGM and Class Meetings on resolutions to approve the grant of Restricted A Shares to the Connected Participants under the Incentive Scheme and the related matters
"Lock-up Period(s)"	the period(s) during which the Restricted Shares to be granted to the Participants under the Incentive Scheme shall not be transferred, pledged or used for repayment of debt
"Participant(s)"	the director(s), senior and middle-level management and other core technical (business) backbone will be granted the Restricted Shares under the Scheme
"PRC"	the People's Republic of China
"Restricted A Share(s)" or "Restricted Share(s)"	the A Share(s) to be granted to the Participants by the Company according to the conditions and price stipulated in the Incentive Scheme which are subject to the Lock-up Period(s) and can only be unlocked and transferred after satisfaction of the Unlocking Conditions as stipulated in the Incentive Scheme
"Restricted A Share Incentive Scheme", "Restricted Share Scheme", "Incentive Scheme" or "Scheme"	the 2021 Restricted A Share Incentive Scheme of the Company
"RMB"	Renminbi, the lawful currency of the PRC
"Securities Law"	the Securities Law of the People's Republic of China
"Share(s)"	A Share(s) and H Share(s)
"Shareholder(s)"	A Shareholder(s) and H Shareholder(s)
"Shareholders' General Meetings"	the EGM and the Class Meetings
"SSE"	the Shanghai Stock Exchange

"Supervisor(s)"	the supervisor(s) of the Company
"Supervisory Committee"	the supervisory committee of the Company
"Trial Measures"	the Trial Measures on Implementation of Equity Incentive Schemes by State-owned Listed Companies (Domestic)* (《國有控股上市公司（境內）實施股權激勵試行辦法》)
"Unlocking Condition(s)"	the condition(s) prescribed in the Scheme which have to be satisfied to unlock the Restricted Shares granted to the Participants
"Unlocking Period(s)"	the period(s) during which the Restricted Shares held by the Participants can be unlocked and transferred after all the Unlocking Conditions prescribed under the Scheme are satisfied
"%"	per cent

By order of the Board
Aluminum Corporation of China Limited*
Wang Jun
Company Secretary

Beijing, the PRC
21 December 2021

As at the date of this announcement, the members of the Board comprise Mr. Liu Jianping, Mr. Zhu Runzhou, Mr. Ou Xiaowu and Mr. Jiang Tao (Executive Directors); Mr. Zhang Jilong and Mr. Wang Jun (Non-executive Directors); Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly (Independent Non-executive Directors).

* *For identification purposes only*